11017217

SECUR ... MISSION
Washington, D.C. 20549

RECEIVED FEB 2 4 2011 211 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8 45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diversified Investors Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1009-1192574

3/8/2011

Oath or Affirmation

I, Enna M. Calvi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Diversified Investors Securities Corp. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Enna M. Calvi
Financial Principal

Notary Public

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2012

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Diversified Investors Securities Corp.

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Diversified Investors Securities Corp.

We have audited the accompanying statement of financial condition of Diversified Investors Securities Corp. (the Company) as of December 31, 2010, and the related statement of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Diversified Investors Securities Corp. for the year ended December 31, 2009, were audited by other auditors whose report dated February 25, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of Diversified Investors Securities Corp. at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2011

1009-1192574

Diversified Investors Securities Corp.

Statements of Financial Condition

(dollars in thousands, except for share data)	December 31 2010		December 31 2009	
Assets				
Cash	$	**3,074**	$	2,696
Commissions and concessions receivable		**11,425**		8,057
Recoverable from parent under tax allocation agreement		**14**		9
Other assets		**273**		239
Total assets	$	**14,786**	$	11,001
Liabilities and stockholder's equity				
Liabilities				
Marketing and distribution expenses payable	$	**473**	$	279
Due to affiliates, net		**10,918**		7,753
Other liabilities		**60**		16
Deferred tax liability, net		**1**		-
Total liabilities		**11,452**		8,048
Stockholder's equity				
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		**1**		1
Additional paid-in capital		**6,794**		6,394
Retained deficit		**(3,461)**		(3,442)
Total stockholder's equity		**3,334**		2,953
Total liabilities and stockholder's equity	$	**14,786**	$	11,001

See accompanying notes.

Diversified Investors Securities Corp.

Statements of Operations

(dollars in thousands)	For the Years Ended December 31, 2010	2009
Revenues		
Commission and concession income	**$ 69,941**	$ 53,321
Total revenues	**69,941**	53,321
Expenses		
Marketing and distribution expenses	**69,292**	52,770
Membership, registration, and licensing fees	**517**	433
Interest	**2**	6
Professional and other	**130**	112
Total expenses	**69,941**	53,321
Income (loss) before income taxes	**-**	-
Income tax expense		
Current	**17**	23
Deferred	**2**	-
Income tax expense	**19**	23
Net loss	**$ (19)**	$ (23)

See accompanying notes.

Diversified Investors Securities Corp.

Statements of Changes in Stockholder's Equity

(dollars in thousands)	For the Years Ended December 31, 2010	2009
Common Stock	**$ 1**	$ 1
Additional Paid-in Capital		
Balance at beginning of year	**$ 6,394**	$ 6,394
Capital contribution from parent	**400**	-
Balance at end of year	**$ 6,794**	$ 6,394
Retained Deficit		
Balance at beginning of year	**$ (3,442)**	$ (3,419)
Net loss	**(19)**	(23)
Balance at end of year	**$ (3,461)**	$ (3,442)
Total Stockholder's Equity	**$ 3,334**	$ 2,953

See accompanying notes.

Diversified Investors Securities Corp.

Statements of Cash Flows

(dollars in thousands)	For the Years Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (19)	$ (23)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Commissions and concessions receivable	(3,368)	(825)
Recoverable from parent under tax allocation agreement	(5)	(4)
Due to affiliates, net	3,165	842
Deferred income taxes, net	1	-
Marketing and distribution expense payable	194	14
Other liabilities	44	(15)
Other assets	(34)	(20)
Net cash used in operating activities	(22)	(31)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	400	-
Net cash provided by financing activities	400	-
Net increase (decrease) in cash	378	(31)
Cash, beginning of year	2,696	2,727
Cash, end of year	$ 3,074	$ 2,696
Supplemental cash flow information		
Net cash paid during the year for income taxes	$ 22	$ 13
Net cash paid during the year for interest	$ 2	$ 6

See accompanying notes.

1. Summary of Significant Accounting Policies

Diversified Investors Securities Corp. (the Company) is a wholly owned subsidiary of Diversified Investment Advisors, Inc. (DIA or the Parent), an indirect wholly owned subsidiary of AEGON USA, LLC (AUSA). AUSA is a wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers shares of mutual funds and variable annuity contracts to DIA's retirement plan customers.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

Cash

Cash includes cash on hand and on deposit. Cash is primarily valued at amortized cost, which approximates fair value.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission and Concession Income

The Company enters into distribution and service agreements with various mutual fund groups whereby it may receive 12b-1 or other shareholder servicing fees for the placement and retention of assets in such mutual funds. Commission and concession income earned along with the related marketing and distribution expenses are recorded on the trade date (the date the orders are executed).

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 18, 2011), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements.

Recent Accounting Guidance

There was no accounting guidance adopted in 2010.

Accounting Guidance Adopted in 2009

Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles*

The Company adopted guidance that established the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (Codification) as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

ASC 855, *Subsequent Events*

The Company adopted guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company did not receive such contributions from the Parent in 2010 or 2009. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2010 and 2009:

	2010		2009	
Federal	$	(10)	$	(13)
State		29		36
Total income tax expense (benefit)	$	19	$	23

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. At December 31, 2010, the deferred income tax liability was $1, while at December 31, 2009, the deferred income tax asset was less than $1.

At December 31, 2010 and 2009, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2010 or 2009. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2010 or 2009.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

3. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds, that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. The amount received related to the Transamerica Partners Funds was $11,793 and $13,221 for the years ended December 31, 2010 and 2009, respectively. The amount received related to the Transamerica Funds was $1,025 and $920 for the years ended December 31, 2010 and 2009, respectively.

The Company has an agreement with DIA to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by DIA on behalf of the Company. The Company incurred $47,912 and $34,345 in expense related to the agreement for the years ended December 31, 2010 and 2009, respectively.

In accordance with a services agreement, Transamerica Retirement Services Corp., an affiliated retirement plan recordkeeper (TRSCo), may reimburse the Company for certain payments in respect of the TRSCo retirement plan products. Aggregate net reimbursements for commissions and concessions from TRSCo for the year ended December 31, 2010 was $341. There was no reimbursement for commissions and concessions for the year ended December 31, 2009.

In accordance with a formal intercompany agreement, the Company records marketing and distribution expense with a corresponding offset to commission and concession revenue, for commissions paid and received on its behalf by AEGON Companies. The Company incurred revenue and the corresponding expense related to this agreement of $20,838 and $18,425 for the years ended December 31, 2010 and 2009, respectively.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $20 for both the years ended December 31, 2010 and 2009. Charges attributable to this agreement are included in professional and other expenses.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2010, the Company had net capital of $2,985, which was $2,222 in excess of its required net capital of $763. The Company's ratio of aggregate indebtedness to net capital was 3.84 to 1 in 2010. Various other regulatory agencies may impose additional requirements.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

Diversified Investors Securities Corp.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2010
(Dollars in Thousands)

Computation of net capital				
Total stockholder's equity			$	3,334
Nonallowable assets and deductions:				
Commissions receivable	$	62		
Other assets		287		
Total nonallowable assets and deductions				349
Net capital			$	2,985
Computation of alternative net capital requirement				
Aggregate indebtedness	$	11,452		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness			$	763
Excess net capital			$	2,222
Ratio of aggregate indebtedness to net capital				384%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

Diversified Investors Securities Corp.

Statement Regarding SEC Rule 15c3-3

December 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Diversified Investors Securities Corp.

In planning and performing our audit of the financial statements of Diversified Investors Securities Corp. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2011

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Diversified Investors Securities Corp.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Diversified Investors Securities Corp.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm